

Mail Stop 3720

July 8, 2008

Mr. Melvin L. Flanigan
Chief Financial Officer
DTS, Inc.
5171 Clareton Drive
Agoura Hills, CA 91301

> **Re: DTS, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 3, 2008**
>
> **Form 10-Q for the Three Months Ended March 31, 2008**
> **File No. 0-50335**

Dear Mr. Flanigan:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Three Months Ended March 31, 2008

Note 3. Fair Value Measurements, page 6

1.   In future filings, revise your disclosures to describe the underlying securities in more detail, including a description of any auction reset and interest rate provisions. In response to this letter, please provide us with your revised disclosures.

2.   We note that you estimate the fair value of your auction rate security instruments using Level 3 unobservable inputs in accordance with SFAS No. 157. In future filings, revise to provide a description of the inputs used to determine fair value, such as the liquidity discount, and the information used to develop the inputs. In response to this letter, please provide us with your revised disclosures.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Fair Value Measurements, page 19

3.   We note that you primarily use unobservable or Level 3 inputs, which are supported by little or no market activity, to determine the fair value of your investments in auction rate securities. Revise your disclosures in future filings to provide a sensitivity analysis since the fair value of your investments could potentially change as the significant unobservable inputs vary. Your critical accounting policy for investments should also describe how the estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. In this regard, the March 2008 sample letter sent by the Division of Corporation Finance highlights some of the MD&A disclosure matters that you may want to consider when applying the guidance in SFAS No. 157, given the judgment you must apply in using unobservable inputs to determine the fair value of your investments. In response to this letter, please provide us with your revised disclosures.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments. Please file your cover letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director